Audited Consolidated Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2020 and 2019

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hudbay Minerals Inc. ("Hudbay" or the "Company") is responsible for establishing and maintaining internal control over financial reporting ("ICFR").

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay's management assessed the effectiveness of the Company's ICFR as of December 31, 2020 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay's ICFR was effective as of December 31, 2020.

The effectiveness of the Company's ICFR as of December 31, 2020 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company's audited consolidated financial statements for the year ended December 31, 2020.

Peter Kukielski	Steve Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

February 18, 2021

Deloitte Canada Bay Adelaide Centre 8 Adelaide Street West Suite 200 Toronto, ON. M5H 0A9 Canada Tel: +1 (416) 601 6150 Fax: +1 (416) 601 6151 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudbay Minerals Inc. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated income statements, consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non-financial Assets - Refer to Note 2e and 3j to the financial statements

Critical Audit Matter Description

The Company's determination of whether an indicator of impairment or impairment reversal exists in non-financial assets at the cash generating unit ("CGU") level requires significant management judgment.

While there are several inputs that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are the future long-term copper price and the discount rate.  Auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures.  This resulted in an increased extent of audit effort, including the involvement of a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future long-term copper price and the discount rate in the assessment of indicators of impairment or impairment reversal, included the following, among others:

• Evaluated the effectiveness of controls over management's assessment of the indicators of impairment.

• With the assistance of a fair value specialist:

◦ Evaluated the future long-term copper price by comparing management forecasts to third party forecasts, and

◦ Evaluated the reasonableness of the discount rate by comparing the key inputs to external data.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 18, 2021

We have served as the Company's auditor since 2005.

Deloitte Canada Bay Adelaide Centre 8 Adelaide Street West Suite 200 Toronto, ON. M5H 0A9 Canada Tel: +1 (416) 601 6150 Fax: +1 (416) 601 6151 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hudbay Minerals Inc. and subsidiaries (the "Company") as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated February 18, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 18, 2021

HUDBAY MINERALS INC.
Consolidated Balance Sheets
(in thousands of US dollars)

		Dec. 31,	Dec. 31,
	Note	2020	2019
Assets
Current assets
Cash	7	$439,135	$396,146
Trade and other receivables	8	141,199	105,994
Inventories	9	143,105	138,820
Prepaid expenses and other current assets		16,717	12,737
Other financial assets	10	3,073	2,049
Taxes receivable		12,446	7,289
		755,675	663,035
Receivables	8	18,568	19,264
Inventories	9	22,006	19,455
Other financial assets	10	15,669	11,287
Intangibles and other assets	11	21,173	10,411
Property, plant and equipment	12	3,731,655	3,662,559
Deferred tax assets	22b	101,899	75,046
		$4,666,645	$4,461,057
Liabilities
Current liabilities
Trade and other payables	13	$233,147	$192,404
Taxes payable		2,701	2,146
Other liabilities	14	51,971	49,411
Other financial liabilities	15	24,713	28,076
Lease liabilities	16	33,473	32,781
Deferred revenue	18	102,782	86,933
		448,787	391,751
Other financial liabilities	15	194,378	39,784
Lease liabilities	16	30,041	49,166
Long-term debt	17	1,135,675	985,255
Deferred revenue	18	443,902	476,823
Provisions	19	331,799	280,850
Pension obligations	20	23,316	29,599
Other employee benefits	21	129,508	116,778
Deferred tax liabilities	22b	229,433	242,928
		2,966,839	2,612,934
Equity
Share capital	23b	1,777,340	1,777,340
Reserves		(24,200)	(24,250)
Retained earnings		(53,334)	95,033
		1,699,806	1,848,123
		$4,666,645	$4,461,057
Commitments (note 28)

HUDBAY MINERALS INC.
Consolidated Income Statements
(in thousands of US dollars)

	Note	Year ended December 31,
		2020	2019
Revenue	6a	$1,092,418	$1,237,439
Cost of sales
Mine operating costs		691,591	741,342
Depreciation and amortization	6b	361,827	344,555
		1,053,418	1,085,897
Gross profit		39,000	151,542
Selling and administrative expenses		41,408	36,170
Exploration and evaluation expenses		17,196	30,774
Other expenses	6d	17,583	51,116
Impairment loss	6e	-	322,249
Results from operating activities		(37,187)	(288,767)
Net interest expense on long term debt	6g	82,712	68,375
Accretion on streaming arrangements	6g	56,670	69,772
Change in fair value of financial instruments	6g	(29,370)	8,247
Other net finance costs	6g	31,890	17,602
Net finance expense		141,902	163,996
Loss before tax		(179,089)	(452,763)
Tax recovery	22a	(34,505)	(108,953)
Loss for the year		$(144,584)	$(343,810)

Loss per share
Basic and diluted		$(0.55)	$(1.32)

Weighted average number of common shares outstanding:
Basic and diluted	25	261,272,151	261,272,151

HUDBAY MINERALS INC.
Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Note	Year ended December 31,
		2020	2019
Cash generated from operating activities:
Loss for the year		$(144,584)	$(343,810)
Tax recovery	22a	(34,505)	(108,953)
Items not affecting cash:
Depreciation and amortization	6b	363,603	346,634
Share-based compensation	6c	15,008	2,714
Net interest expense on long term debt	6g	82,712	68,375
Accretion on streaming arrangements	6g	56,670	69,772
Change in fair value of financial instruments	6g	(29,370)	8,247
Other net finance costs	6g	31,890	17,602
Inventory write-down	9	32	504
Amortization of deferred revenue and variable consideration	6a	(73,931)	(76,103)
Pension and other employee benefit payments, net of accruals		3,043	2,148
Write-down of UCM Receivable	6d	-	25,978
Asset impairment	6e	-	322,249
Decommissioning and restoration payments	19	(18,737)	(4,136)
Other [1]		2,673	2,916
Taxes paid		(12,641)	(26,853)
Operating cash flow before change in non-cash working capital		241,863	307,284
Change in non-cash working capital	30a	(2,383)	3,572
		239,480	310,856
Cash used in investing activities:
Acquisition of property, plant and equipment		(361,185)	(259,202)
Acquisition of subsidiary, net of cash acquired		-	(44,688)
Change in restricted cash		-	3,401
Interest received		2,167	8,119
		(359,018)	(292,370)
Cash generated from/(used) in financing activities:
Issuance of senior unsecured notes, net of transaction costs	17a	591,824	-
Principal repayments	17a	(400,000)	-
Premium paid on redemption of notes	17a	(7,252)	-
Interest paid on long-term debt		(81,517)	(74,750)
Financing costs		(16,204)	(26,149)
Lease payments	16	(35,980)	(32,952)
Gold prepayment proceeds	15	115,005	-
Dividends paid	23b	(3,783)	(3,927)
		162,093	(137,778)
Effect of movement in exchange rates on cash		434	(59)
Net increase (decrease) in cash		42,989	(119,351)
Cash, beginning of the year		396,146	515,497
Cash, end of the year		$439,135	$396,146
[1] Includes disbursements for share-based compensation, restructuring, realized foreign exchange gains and losses and Pampacancha delivery obligation payments.
For supplemental information, see note 30.

HUDBAY MINERALS INC.
Consolidated Statements of Comprehensive Loss
(in thousands of US dollars)

	Year ended December 31,
	2020	2019
Loss for the year	$(144,584)	$(343,810)

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain on translation of foreign currency balances	4,170	9,220
	4,170	9,220

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation (note 27a)	(1,885)	-
Tax effect (note 22c)	506	-
Remeasurement - actuarial loss (note 20 & 21)	(2,598)	(20,072)
Tax effect (note 22c)	(1,265)	1,878
	(5,242)	(18,194)

Other comprehensive loss net of tax, for the year	(1,072)	(8,974)
Total comprehensive loss for the year	$(145,656)	$(352,784)

HUDBAY MINERALS INC.
Consolidated Statements of Changes in Equity
(in thousands of US dollars)

	Share capital (note 23)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity

Balance, January 1, 2019	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856
Loss	-	-	-	-	(343,810)	(343,810)
Other comprehensive income (loss)	-	-	9,220	(18,194)	-	(8,974)
Total comprehensive income (loss)	-	-	9,220	(18,194)	(343,810)	(352,784)
Dilution of Partner's investor in Rosemont (note 5)		25,978				25,978
Contributions by and distributions to owners:

Dividends (note 23b)	-	-	-	-	(3,927)	(3,927)
Total contributions by and distributions to owners	-	-	-	-	(3,927)	(3,927)

Balance, December 31, 2019	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123

HUDBAY MINERALS INC.
Consolidated Statements of Changes in Equity
(in thousands of US dollars)

	Share capital (note 23)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2020	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123
Loss	-	-	-	-	(144,584)	(144,584)
Other comprehensive income (loss)	-	-	4,170	(5,242)	-	(1,072)
Total comprehensive income (loss)	-	-	4,170	(5,242)	(144,584)	(145,656)

Contributions by and distributions to owners:
Dividends (note 23b)	-	-	-	-	(3,783)	(3,783)
Stock options (note 6c)	-	1,122	-	-	-	1,122
Total contributions by and distributions to owners	-	1,122	-	-	(3,783)	(2,661)

Balance, December 31, 2020	$1,777,340	$55,937	$1,571	$(81,708)	$(53,334)	$1,699,806

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the year ended December 31, 2020 and 2019 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at December 31, 2020 and 2019 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc. ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). Hudbay also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2020.

The Board of Directors approved these consolidated financial statements on February 18, 2021.

(b) Functional and presentation currency:

Hudbay's consolidated financial statements are presented in US dollars, which is the Company's and all material subsidiaries' functional currency, except the Company's Manitoba business unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

    (c)    Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:

- Derivatives, embedded derivatives, other financial instruments, and financial assets measured at fair value through profit or loss ("FVTPL");

- Liabilities for cash-settled share-based compensation arrangements are measured at fair value; and,

- A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d)  COVID-19 estimation uncertainty:

At the end of 2019, a novel strain of coronavirus ("COVID-19") was reported in China. The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections around the world, including regions Hudbay operates in. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Since then, containment measures have resulted in decreased economic activity, which has adversely affected the broader global economy.

The resulting impacts on global commerce have been and continue to be far-reaching. To date there has been volatility in stock markets, commodities and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods have become restricted.

The Company has evaluated the potential impacts arising from COVID-19 on all aspects of its business, with particular attention to indicators of impairment / reversal of impairment of non-financial assets, inventory and accounts receivable valuations, impacts on pension and other employee benefit discount rates, and deferred tax provisions.

In all these areas, for the year ended December 31, 2020, there was no significant financial impact on the Company.

(e)  Use of judgements and estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Hudbay reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Company believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

The following are critical and significant judgements and estimates impacting the consolidated financial statements:

- Indicators and testing of impairment (reversal of impairment) of non-financial assets (notes 3i, 3j and 12) - There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment. These indicators may require critical judgements to determine the extent that external and/or internal environmental business changes may impact Hudbay's overall assessment of the recoverability of non-financial assets. Such business changes include changes to the life of mine ("LOM") plan, changes to budget, and changes to long-term commodity prices. If an impairment or impairment reversal indicator is noted then there are also critical estimates involved in the determination of the recoverable amount of cash generating units ("CGU"). Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most recent LOM plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the Constancia and Arizona LOM plan, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates. Most critical to the value of the recoverable amount are the assumptions of future commodity prices and the value of mineral resources not included in the Constancia and Arizona LOM plan. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on Hudbay's consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact of CGU's fair value as the assumptions are inextricably linked.

- IFRS 15 - Revenue- stream transactions (note 18) - Hudbay has determined that the precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, Hudbay recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of these contracts. Significant judgement was required in determining if the stream transactions were to be accounted for as deferred revenue. Management has determined that these stream transactions are not derivatives since obligations will be satisfied through the delivery of non-financial items (i.e., gold and silver credits) rather than cash or financial assets. It is management's intention to settle the obligations under the stream transactions through its own production and if this is not possible, this would lead to the stream transactions becoming a financial instrument since a cash settlement payment may be required. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through the income statement on a recurring basis.

- Mineral reserves and resources (notes 3i, 3m, 3o and 18) - Hudbay estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond Hudbay's control. The estimates are based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on the financial position and results of operations.

Changes in the mineral reserve or resource estimates may affect:

- the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

- depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine plan;

- the provision for decommissioning, restoration and similar liabilities;

- the carrying value of deferred tax assets; and,

- amortization of deferred revenue.

- Property plant and equipment (notes 3i and 12) - The carrying amounts of property, plant and equipment and exploration and evaluation assets on Hudbay's consolidated balance sheets are significant and reflect multiple estimates and applications of judgement. Management exercises judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Judgement and estimates are used when determining whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. For mines in the production stage, management applies judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. For depreciable property, plant and equipment assets, management makes estimates to determine depreciation. For assets depreciated using the straight line method, residual value and useful lives of the assets or components are estimated. A significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining the basis which has material impacts on the amount of depreciation recorded through inventories and the consolidated income statements. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values. In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, Hudbay makes estimates of the proportion of stripping activity which relates to extracting current ore and the proportion which relates to obtaining access to ore reserves which will be mined in the future.

- Acquisition method accounting (notes 3a and 5) - Judgement was required to determine if the acquisition of UCM's 7.95% interest in the Rosemont project represented a business combination, or an asset purchase. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed.

- Tax provisions (notes 3o and 22) - Management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in the future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that the assets are expected to be realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

- Assaying utilized to determine revenue and recoverability of inventories (notes 3c and 3f) - Assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated income statements.  The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, significant differences in given assays may result in a material misstatement of revenues on the consolidated income statements. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

- Decommissioning and restoration obligations (notes 3m and 19) - Significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closures in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements to determine the extent of the remediation required. The timing of cash outflows and discount rates associated with discounting the provision are also key estimates. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

- Pension and other employee benefit (notes 3l, 20 and 21) - Hudbay's post retirement obligations relate mainly to ongoing health care benefits plans. Hudbay estimates obligations related to the pension and other employee benefits plans using actuarial determinations that incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, the defined benefit obligation is highly sensitive to changes in these assumptions. Management reviews all assumptions at each reporting date. In determining the appropriate discount rate, Hudbay considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country, and Hudbay bases future salary increases and pension increases on expected future inflation rates for the respective country.

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Hudbay's entities.

a) Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Hudbay entity transacts with an associate or jointly controlled entity of the Company, unrealized profits and losses are eliminated to the extent of Hudbay's interest in the relevant associate or joint venture. The accounting policies of Hudbay's entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by Hudbay. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Business combinations and goodwill

When Hudbay makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

Hudbay applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated income statements. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values, at the date of the acquisition, of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statements as incurred, unless they relate to issuance of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Company's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date Hudbay attains control, and any resulting gain or loss is recognized in the consolidated income statements. Amounts previously recognized in other comprehensive income ("OCI") related to interests in the acquiree prior to the acquisition date are reclassified to the consolidated income statements, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Hudbay's CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment. If any such indication exists, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU's value in use. An impairment loss in respect of goodwill is not reversed.

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to Hudbay's continued use and cannot take into account future development.

The weighted average cost of capital of Hudbay or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, Hudbay estimates the recoverable amount of the CGU to which the asset belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statements.

b) Translation of foreign currencies:

Management determines the functional currency of each Hudbay entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Hudbay's entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the closing exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenue and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on period-end revaluations are recognized in the consolidated income statements, except for a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in OCI.

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Hudbay's entities that have functional currencies other than the US dollar are translated to US dollars at the reporting date using the closing exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in OCI and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated income statements as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit or loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in OCI and presented within equity in the foreign currency translation reserve.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

c) Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue. Revenue from the sale of by-products is included within revenue.

Revenue is recognized when control of the goods sold has been transferred to the buyer. Control is deemed to have passed to the customer when significant risk and reward of the product has passed to the buyer, Hudbay has a present right to payment and physical possession of the product has been transferred to the buyer. Sale of concentrate and finished zinc frequently occur under the following terms, and management has assessed these terms in order to determine timing of transfer of control.

Incoterms used by Hudbay	Revenue recognized when goods:
Cost, Insurance and Freight (CIF)	Are loaded on board the vessel
Free on Board (FOB)	Are loaded on board the vessel
Delivered at place (DAP)	Arrive at the named place of destination
Delivered at terminal (DAT)	Arrive at the named place of destination
Free Carrier (FCA)	Arrive at the named place of delivery

Sales of concentrate and certain other products are provisionally priced. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are achieved, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Therefore, revenue is initially recorded based on an initial provisional invoice. Subsequently, at each reporting date, until the provisionally priced sale is finalized, sales receivables are marked to market, with adjustments (both gains and losses) recorded within revenue separately as "Pricing and volume adjustments" in the notes to the consolidated financial statements and in trade and other receivables on the consolidated balance sheets. As per IFRS 15 Revenue, variability in price is deemed to be fair value movements on provisionally priced receivables under the scope of IFRS 9 Financial Instruments; variability in quantities is deemed to be variable consideration. The variable consideration from weights and assay changes to quantities has been assessed to be insignificant to warrant precluding revenue being recorded as a result of possible future sales reversals. An annual analysis of the accuracy of our weights and assays is completed, and if the accuracy rate falls below a certain threshold, management then evaluates whether revenue from future sales should be constrained as a result of it being highly probable that there would be a significant revenue reversal in the future.

Hudbay only includes in the transaction price an amount which is not highly likely to be subject to significant subsequent revenue reversal. Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. If applicable, costs and the transaction price are allocated on a relative standalone selling basis to any separate performance obligations and are recognized over the period of time the goods sold are shipped, on a gross basis.

Hudbay recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition. There is a significant financing component associated with the Company's precious metal streaming arrangements since funds were received in advance of the delivery of concentrate. When a significant financing component is recognized, finance expense will be higher and revenues will be higher as the larger deferred revenue balance is amortized to revenues. A market-based discount rate is utilized at the inception of each of the respective stream agreements to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The draw down rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident will be transferable to reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

d) Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, profit sharing, royalty payments, share-based compensation expense and other indirect expenses related to producing operations.

e) Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated income statements and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the consolidated balance sheets. Changes in restricted cash balances are classified as investing activities on the consolidated statements of cash flows.

f) Inventories:

Inventories consist of stockpiles, in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated income statements as an impairment charge in cost of sales. Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to property, plant and equipment.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory based on normal production capacity: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, immaterial costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgements are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value.

g) Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively, if required. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the consolidated income statements.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Currently, the Company's intangible assets relate primarily to enterprise resource planning ("ERP") information systems, which are amortized over their estimated useful lives.

h) Exploration and evaluation expenditures:

Exploration and evaluation activity begins when Hudbay obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of Hudbay's exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

Hudbay expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. Hudbay expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the consolidated statements of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

Hudbay monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Company tests the exploration and evaluation assets or their CGUs, as applicable, for impairment. Hudbay also tests for impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Company determines that probable future economic benefits will be generated as a result of the expenditures. Hudbay's determination of probable future economic benefit is based on management's evaluation of the technical feasibility and commercial viability of the geological properties of a given ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and the economic assessment of whether the ore body can be mined economically. Tools that may be used to determine this include a preliminary feasibility study, confidence in converting resources into reserves and the probability that the property could be developed into a mine site. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(i) Property, plant and equipment:

Hudbay measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation which Hudbay incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Up to and including December 31, 2020, any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the consolidated income statements.

Carrying amounts of property, plant and equipment, including right-of-use ("ROU") assets, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated income statements.

i. Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate. Capital works in progress are not depreciated.

ii. Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, pumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production based on pre-established criteria. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

iii. Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

iv. Right-of-use lease assets:

At inception of a contract, Hudbay assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses the following criteria in the determination of whether a contract conveys the right to control the use of an identified asset:

• The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has substantive substitution rights, then the asset is not identified;

• Hudbay has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

• Hudbay has the right to direct the use of the asset by means of decision making rights that are most relevant to changing how and for what purpose the asset is used. In the case where decisions about the asset's purpose is predetermined, Hudbay is deemed to have the right to direct the use of the asset if either:

▪ Hudbay has the right to operate the asset; or,

▪ Hudbay designed the asset in a way that predetermines how and for what purpose it will be used.

The Company recognizes a ROU asset and lease liability at the lease commencement date. The initial measurement of the ROU asset is on a present value basis. This is based on the calculated lease liability plus any initial direct costs incurred, an estimate of removal or restoration costs, and any payments made prior to commencement of the lease less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at the present value of the lease payments that are yet to be paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be easily determined, Hudbay's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate for applicable leases.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Lease payments included in the measurement of the lease liability comprise fixed payments including in substance fixed payments and variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the additional costs Hudbay reasonably expects to incur due to purchase options, extension options and termination options reasonably expected to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the expected future cash flows of a leasing contract either due to a change in index or rate, or due to a change in terms of the contract. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset is zero.

Hudbay has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component for lease contracts of all asset classes.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. Hudbay recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Hudbay does not enter into transactions where the Company acts as a lessor.

The incremental borrowing rate used for new ROU leases is a key management judgement.

v. Depreciation rates of major categories of assets:

•	Capital works in progress	- not depreciated
•	Mining properties	- unit-of- production
•	Mining asset	- unit-of- production
•	Plant and Equipment
	◦ Equipment	- straight-line over 1 to 20 years
	◦ Other plant assets	- straight-line over 1 to 20 years/unit-of-production
•	ROU Assets	- straight -line over 1 to 20 years

Hudbay reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

vi. Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. Hudbay considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a predetermined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. In a non-phased mining approach, management considers average actual metrics that are at least 60% of average design capacity or plan over a continuous period. Management assesses the operation's ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

vii. Capitalized borrowing costs:

The Company capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time, generally one year or more, to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of Hudbay during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

viii. Capitalized stripping costs:

Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to property, plant and equipment. Capitalized stripping costs are included in "mining properties" within property, plant and equipment.

Capitalized stripping costs are depreciated using a units-of-production method over the expected reserves within a given phase of mine development.

(j) Impairment of non-financial assets:

At the end of each reporting period, Hudbay reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. Hudbay generally assesses impairment at the level of CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

Hudbay's CGUs consist of Manitoba, Peru, Arizona and greenfield exploration and evaluation assets.

The Company allocates near mine exploration and evaluation assets to CGUs based on their operating segment, geographic location and management's intended use for the property. Near mine exploration and evaluation assets are allocated to CGUs separate from those containing producing or development-phase assets, except where such exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill, if recorded, is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

- Fair value less costs of disposal is the amount obtainable from the sale of the asset or CGU in an arm's length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

- Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Company's continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

Hudbay estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering LOM plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources not included in the LOM plan are assessed for economic recoverability and may also be included in the valuation of fair value less costs of disposal. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Company's investments in mining properties.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated income statements in the expense category consistent with the function of the impaired asset or CGU. Hudbay presents impairment losses on the consolidated income statements as part of results from operating activities. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of other assets in the CGU on a pro-rata basis for depreciable assets.

The Company assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there have been significant changes with a positive effect on the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated income statements. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(k) Assets held for sale:

The Company classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. Hudbay must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company measures assets or disposal groups at the lower of their carrying amount and fair value less costs of disposal. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in the consolidated income statements; however, gains are not recognized in excess of any cumulative impairment loss. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Upon classifying assets or disposal groups as held for sale, Hudbay presents the assets separately as a single amount and the liabilities separately as a single amount on the consolidated balance sheets. When an asset no longer meets the criteria for classification as an asset held for sale, the Company records the asset at the lower of its recoverable amount and the carrying amount before the asset was classified as held for sale.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(l) Pension and other employee benefits:

Hudbay has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Company provides non pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

Hudbay accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post-employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post-employment benefits uses the projected benefit method pro-rated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Company recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, Hudbay recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Company recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes to the consolidated financial statements. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:

- Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs),

- Net interest expense or income; and,

- Remeasurement.

The first two components of defined benefit costs shown above are recognized in the consolidated income statements. Past service cost is recognized in the consolidated income statements in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a gain or loss recognized in OCI in the period in which they occur. Remeasurement recognized in OCI is reflected in the remeasurement reserve and will not be reclassified to the consolidated income statements. For the other long-term employee benefits plan, remeasurements are recognized immediately in the consolidated income statements.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and healthcare cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Hudbay also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Company recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when Hudbay is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m) Provisions:

Provisions are recognized when Hudbay has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management's best estimate of the amount required to settle an obligation.

Provisions are stated at their present value, which is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Company's current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows, which are not the result of current inventory production, are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated income statements within other operating expenses.

Hudbay assesses the reasonableness of its estimates and assumptions each year and when conditions change, the estimates are revised accordingly. Judgement is required to determine the scope of future decommissioning and restoration activities, as well as best available estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost may result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Company considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense as an impairment loss.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning Hudbay's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Company operates. Hudbay is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. Hudbay records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within Hudbay, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(n) Financial instruments:

Non-derivative financial instruments are initially recognized at fair value plus, in the case of a financial asset or financial liability not measured at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument's classification. Hudbay uses trade date accounting for regular way purchases or sales of financial assets. The Company determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, Hudbay has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The classification of financial assets is based on the results of the contractual characteristics test and the business model assessment which will result in the financial asset being classified as either: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI").

i. Non-derivative financial instruments - classification:

Financial assets at fair value through profit or loss

Provisionally priced copper sales receivables, warrants and investments in securities of junior mining companies are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value are reported in other finance income/expense in the consolidated income statements.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Amortized cost

Cash, certain receivables, payables and restricted cash are classified as and measured at amortized cost and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

Non-derivative financial liabilities

Accounts payable and senior unsecured notes are initially recognized at fair value and subsequently accounted for at amortized cost, using the effective interest method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method.

ii. Derivatives:

Derivatives are initially recognized at fair value when Hudbay becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Company's expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

iii. Embedded derivatives:

Hudbay considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial liabilities or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

iv. Fair value of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices), or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 27.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

v. Impairment of financial instruments:

Hudbay recognizes loss allowances for Expected Credit Losses ("ECL") for trade receivables not measured at FVTPL.

Loss allowances for trade receivables are measured at an amount equal to lifetime ECL. ECL is a probability-weighted estimate measured at the present value of all cash shortfalls including the impact of forward-looking information.

Hudbay has established a provision based on the Company's historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The loss allowance is presented as a deduction to trade receivables in the balance sheets.

vi. Derecognition of financial instruments:

Hudbay derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Company transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in the transferred financial assets that is created or retained by Hudbay is recognized as a separate asset or liability.

Hudbay derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire or when its terms are modified and the cash flows of the modified liability are substantially different.

(o) Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which Hudbay operates could limit the ability of the Company to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, Hudbay recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated income statements. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(p) Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based compensation and includes amounts for stocks options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Exchange differences arising from the translation of the financial statements of foreign operations form part of the net investment in the foreign operation. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

(q) Share-based compensation:

Hudbay offers a Deferred Share Unit ("DSU") plan for non-employee members of the Board of Directors, a Restricted Share Unit ("RSU") plan for employees, a Performance Share Unit ("PSU") plan for employees and a stock option plan for employees. These plans are included in provisions on the consolidated balance sheets and further described in note 24. Changes in the fair value of the liabilities are recorded in the consolidated income statements.

Cash-settled transactions, consisting of DSUs, RSUs and PSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statements. Hudbay values the liabilities based on the change in the Company's share price. Additional DSUs, RSUs and PSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company's common shares for the five trading days prior to issuance or redemption.

RSUs and PSUs are issued under Hudbay's Long Term Equity Plan ("LTEP Plan") and vest on or before December 31st of the third calendar year after the year in which the services corresponding to such share unit award were performed. RSUs and PSUs granted under the LTEP Plan may be settled in the form of the Company's common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled RSUs in cash. Except in specified circumstances, RSUs and  PSUs terminate when an employee ceases to be employed by the Company. Valuations of RSUs and PSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employee unconditionally became entitled to the award. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. Hudbay believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(r) Earnings per share:

The Company presents basic and diluted earnings (loss) per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which previously consisted of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Company has a loss, Hudbay's calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(s) Leases:

Leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to Hudbay, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated income statements as finance costs.

Non-ROU lease payments are recognized as an expense in the consolidated income statements on a straight-line basis over the lease term.

(t) Segment reporting:

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. Hudbay's chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, Hudbay considers location and decision-making authorities. Refer to note 31.

(u) Statement of cash flows:

Hudbay presents interest paid and dividends paid as financing activities, except if the interest is related to capitalized borrowing costs, and interest received is presented as an investing activity in the consolidated statement of cash flow. Hudbay presents the consolidated statement of cash flows using the indirect method.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

4. New standards

New standards and interpretations adopted

(a) Amendment to IFRS 3 - Business Combinations

The amendment to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. This amendment is in effect January 1, 2020 and will be applied prospectively to future acquisition transactions.

New standards and interpretations not yet adopted

(b) Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in profit or loss. This amendment is in effect January 1, 2022 with early adoption permitted.

Hudbay intends to early adopt this amendment as of January 1, 2021 with retrospective application only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. The Company expects that the adoption of this amendment will impact the 2021 consolidated financial statements as it expects certain development projects to achieve commercial production in 2021, however, no restatement of prior periods is expected.

(c) Interest Rate Benchmark Reform - Phase II - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 6

These amendments require companies to determine if there is a significant change in the basis of determining  contractual cash flows as a result of interest rate benchmark reform / IBOR reform. A company will be required to determine if the replacement of an existing interest rate benchmark with an alternative rate benchmark results in contractual cash flows that are significantly different for financial instruments, lease payments, insurance contracts and/or items that use hedge accounting. If IBOR reform result in a transition on an economically equivalent basis with no value transfer having occurred, the changes to the standard allow the contractual cash flow changes to be applied prospectively, similar to a change in a market rate. These amendments are in effect for periods beginning on or after January 1, 2021 with earlier application being permitted and with retrospective application required. An entity is not required to restate prior periods.

Hudbay does not believe the impact of these amendments will result in material changes to the consolidated financial statements.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

5. Acquisition of remaining interest in the Rosemont project

In March 2019, the Company entered into an agreement with United Copper & Moly LLC ("UCM") to purchase    UCM's remaining 7.95% interest in the Rosemont project, and to terminate all of UCM's remaining earn-in and off-take rights. The acquisition was completed on April 25, 2019.

Upfront cash consideration of $45,000 was paid on April 25, 2019, and the Company also committed to pay three annual installments of $10,000 per year, commencing July 1, 2022.

To facilitate an orderly acquisition of UCM's interest in Rosemont, Hudbay, immediately prior to closing the acquisition, agreed to release UCM from repayment obligations under an intercompany Rosemont project loan in exchange for an increase in equity interest in Rosemont.  As a result, the loan receivable balance of $25,978 was written off. The Company recognized the loss on the loan receivable in the income statement (refer to note 6d). In addition, in order to recognize previously unfunded contributions to the Rosemont Project due from UCM, Hudbay recognized an increase to other capital reserves, a component of shareholder's equity.

The acquisition provides Hudbay with 100% ownership of Rosemont, allowing greater strategic flexibility with respect to capital structure and project financing alternatives. In exchange for acquiring the percentage ownership not already owned by Hudbay, the Company paid:

Cash	$45,000
Present value of future cash installments	23,557
Total consideration	$68,557

As part of the increase in ownership of the Rosemont Project, Hudbay acquired and assumed the following assets and liabilities, which represented the fair value of the assets and liabilities not already owned by Hudbay at the time of transaction:

Current assets	$343
Non-current assets	68,904
Liabilities	(690)
Net assets acquired	$68,557

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

6. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Year ended December 31,
	2020	2019
Copper	$563,910	$786,332
Zinc	264,106	284,897
Gold	180,949	120,366
Silver	25,986	29,315
Molybdenum	25,627	31,270
Other	5,619	4,760
	1,066,197	1,256,940
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	27,854	32,028
Amortization of deferred revenue - silver	39,409	60,370
Amortization of deferred revenue - variable consideration adjustments - prior periods	6,668	(16,295)
	73,931	76,103
Pricing and volume adjustments [2]	9,178	(12,123)
	1,149,306	1,320,920
Treatment and refining charges	(56,888)	(83,481)
	$1,092,418	$1,237,439
[1] See note 18.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Consideration from the Company's stream agreements is considered variable (note 18). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2020 and amendments made to the 777 mine plan in the third quarter of 2020, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment is made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the year ended December 31, 2020 resulted in increased revenue of $6,668. The variable consideration adjustment for the year ended December 31, 2019 resulted in a reversal of revenue of $16,295.

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the  consolidated income statements as follows:

	Year ended December 31,
	2020	2019
Cost of sales	$361,827	$344,555
Selling and administrative expenses	1,776	2,079
	$363,603	$346,634

(c) Share-based compensation expenses

Share-based compensation expenses are reflected in the consolidated income statements as follows:

	Cash-settled				Total share-based compensation expense
	RSUs	DSUs	PSUs	Stock options
Year ended December 31, 2020
Cost of sales	$1,400	$-	$-	$-	$1,400
Selling and administrative	4,872	5,149	1,987	1,122	13,130
Other expenses	478	-	-	-	478
	$6,750	$5,149	$1,987	$1,122	$15,008
Year ended December 31, 2019
Cost of sales	$400	$-	$-	$-	$400
Selling and administrative	928	1,157	-	-	2,085
Other expenses	229	-	-	-	229
	$1,557	$1,157	$-	$-	$2,714

During the twelve months ended December 31, 2020, the Company granted 1,581,385 stock options (twelve months ended December 31, 2019 - nil). For further details on stock options, see note 24b.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(d) Other expenses

	Year ended December 31,
	2020	2019
Regional costs	$3,602	$3,780
Loss on disposal of property, plant and equipment	5,088	4,807
Closure cost adjustment - non-producing properties	2,721	2,289
Allocation of community costs	2,880	2,216
Write down of UCM receivable	-	25,978
Pampacancha delivery obligation	-	7,499
Other	3,292	4,547
	$17,583	$51,116

During the first quarter of 2019, Hudbay recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals ("Wheaton") as a result of Hudbay's expectation that mining at the Pampacancha deposit would not begin until after January 1, 2020. The obligation was paid in four quarterly installments, with all payments having been made in 2020.

(e) Impairment

During 2019, Hudbay recorded impairment losses of $322,249 for non-current assets relating to the Arizona cash generating units ("CGU").

Arizona
Pre-tax impairment to:
Property, plant & equipment	$322,249
Tax impact - (recovery)	(80,143)
After-tax impairment charge	$242,106

On July 31, 2019, the U.S. District Court of the District of Arizona ("Court") issued a ruling in the lawsuits challenging the U.S. Forest Service's issuance of the Final Record of Decision ("FROD") for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont. Hudbay and the U.S. federal government have appealed the Court's decision to the U.S. Ninth Circuit Court of Appeals. However, the Court's ruling and the subsequent impact to the Company's market capitalization gave rise to an indicator of impairment. Following an impairment test conducted as of September 30, 2019, it was determined that the recoverable amount of the Arizona CGU was lower than its carrying value, causing Hudbay to recognize an impairment loss related to these assets.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(f) Employee benefits expense

This table presents employee benefit expense recognized in Hudbay's consolidated income statements, including amounts transferred from inventory upon sale of goods:

	Year ended December 31,
	2020	2019
Current employee benefits	$179,486	$171,173
Share-based compensation (notes 6c, 19, 24)
Equity settled stock options	1,122	-
Cash-settled restricted share units	6,750	1,557
Cash-settled deferred share units	5,149	1,157
Cash-settled performance share units	1,987	-
Employee share purchase plan	1,783	1,645
Post-employee pension benefits
Defined benefit plans	11,671	10,643
Defined contribution plans	1,774	1,635
Other post-retirement employee benefits	9,305	8,457
Termination benefits	582	628
	$219,609	$196,895

Manitoba has a profit sharing plan required by the collective bargaining agreement whereby 10% of Manitoba's after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Peru has a profit sharing plan required by Peruvian law whereby 8% of Peru's taxable income will be distributed to all employees within Peru's operations.

The Company has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Company makes a matching contribution of 75% of the participant's contribution.

See note 20 for a description of Hudbay's pension plans and note 21 for Hudbay's other employee benefit plans.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(g) Net finance expenses

	Year ended December 31,
	2020	2019
Net interest expense on long-term debt
Interest expense on long-term debt	$82,712	$78,265
Interest capitalized	-	(9,890)
	82,712	68,375
Accretion on streaming arrangements (note 18)
Current year additions	60,362	63,725
Variable consideration adjustments - prior periods	(3,692)	6,047
	56,670	69,772
Change in fair value of financial assets and liabilities at fair value through profit or loss
Embedded derivatives	(45,387)	3,708
Gold prepayment liability	20,141	-
Investments	(4,124)	4,539
	(29,370)	8,247
Other net finance costs
Net foreign exchange (gains) losses	(1,644)	1,388
Accretion on community agreements measured at amortized cost	3,641	1,222
Unwinding of discounts on provisions	3,543	4,392
Withholding taxes	8,267	8,100
Premium paid on redemption of notes (note 17)	7,252	-
Write-down of unamortized transaction costs (note 17)	3,817	-
Other finance expense	8,826	11,027
Interest income	(1,812)	(8,527)
	31,890	17,602
Net finance expense	$141,902	$163,996

Until October 1, 2019, interest expense related to certain long-term debt had been capitalized to the Rosemont project. Following the Court ruling to vacate and remand the U.S. Forest Service's issuance of the Final Record of Decision for the Rosemont project during the third quarter of 2019, Hudbay ceased capitalization effective October 1, 2019. The capitalization of this interest expense will resume upon the reinstatement of permits and will continue from that point until commercial production is reached.

Other finance expense relates primarily to fees on Hudbay's revolving credit facilities and leases.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

7. Cash

Cash balances represent deposits with a maturity date of less than 3 months.

8. Trade and other receivables

	Dec. 31, 2020	Dec. 31, 2019
Current
Trade receivables	$107,787	$87,332
Statutory receivables	28,445	16,543
Other receivables	4,967	2,119
	141,199	105,994
Non-current
Taxes receivable	16,941	17,669
Other receivables	1,627	1,595
	18,568	19,264
	$159,767	$125,258

9. Inventories

	Dec. 31, 2020	Dec. 31, 2019
Current
Stockpile	$13,906	$10,396
Work in progress	6,364	14,420
Finished goods	72,923	62,230
Materials and supplies	49,912	51,774
	143,105	138,820
Non-current
Stockpile	16,704	14,626
Materials and supplies	5,302	4,829
	22,006	19,455
	$165,111	$158,275

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $921,895 for the year ended December 31, 2020 (year ended December 31, 2019 -  $978,810).

During the year ended December 31, 2020, Hudbay recognized a net expense of $32 in cost of sales related to adjustments of the carrying value of inventories to net realizable value (year ended December 31, 2019 - $504). Adjustments to the carrying value of inventories to net realizable value were related to changes in commodity prices.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

10. Other financial assets

	Dec. 31, 2020	Dec. 31, 2019
Current
Derivative assets	$2,736	$1,712
Restricted cash	337	337
	3,073	2,049

Non-current
Investments at fair value through profit or loss	15,669	11,287
	$18,742	$13,336

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuations in market price and foreign exchange impact.

11. Intangibles and other assets

Intangibles and other assets of $21,173 includes $15,764 of other assets (December 31, 2019 - $5,384) and $5,409 of intangibles (December 31, 2019 - $5,027).

Other assets represent the carrying value of certain future community costs. The liability remaining for these agreements is recorded in other financial liabilities at amortized cost (note 15)). Amortization of the carrying amount is recorded in the consolidated income statements within other expenses (note 6d) or exploration expense, depending on the nature of the agreement. The increase in other assets during the year ended December 31, 2020 primarily relates to amendments to the original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation.

Intangibles mainly represent computer software costs.

	Dec. 31, 2020	Dec. 31, 2019
Cost
Balance, beginning of year	$21,538	$18,557
Additions	1,466	2,325
Disposals	-	(96)
Effects of movement in exchange rates	346	752
Balance, end of year	23,350	21,538

Accumulated amortization
Balance, beginning of year	16,511	14,395
Additions	1,138	1,606
Disposals	-	(96)
Effects of movement in exchange rates	292	606
Balance, end of year	17,941	16,511
Intangibles, net book value	$5,409	$5,027

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

12. Property, plant and equipment

Dec. 31, 2020	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment- ROU assets	Total
Balance, Jan. 1, 2020	$69,903	$733,874	$2,146,583	$2,653,752	$201,972	$5,806,084
Additions	809	256,251	311	28,523	17,759	303,653
Capitalized stripping and development	-	-	83,137	-	-	83,137
Decommissioning and restoration	-	263	6,849	39,680	-	46,792
Interest capitalized	-	-	-	-	-	-
Transfers and other movements	8,040	(36,668)	(41,256)	70,777	(893)	-
Disposals	-	-	-	(19,681)	(5,884)	(25,565)
Effects of movements in exchange rates	307	3,442	21,837	20,668	1,349	47,603
Balance, Dec. 31, 2020	79,059	957,162	2,217,461	2,793,719	214,303	6,261,704

Accumulated depreciation
Balance, Jan. 1, 2020	-	-	963,530	1,069,687	110,308	2,143,525
Depreciation for the year	-	-	146,113	200,632	23,351	370,096
Disposals	-	-	-	(14,038)	(2,475)	(16,513)
Effects of movement in exchange rates	-	-	16,631	15,300	1,010	32,941
Balance, Dec. 31, 2020	-	-	1,126,274	1,271,581	132,194	2,530,049
Net book value	$79,059	$957,162	$1,091,187	$1,522,138	$82,109	$3,731,655

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Dec. 31, 2019	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment- ROU assets[1]	Total
Balance, January 1, 2019	$52,206	$873,781	$1,998,439	$2,473,176	$180,151	$5,577,753
Additions	17,016	109,372	-	33,309	22,158	181,855
Acquisitions (note 5)	-	91,332	3,157	-	373	94,862
Capitalized stripping and development	-	-	103,108	-	-	103,108
Decommissioning and restoration	-	41	3,314	86,053	-	89,408
Interest capitalized	-	9,890	-	-	-	9,890
Transfers and other movements	-	(30,000)	642	30,406	(1,048)	-
Impairments (note 6e)	-	(322,249)	-	-	-	(322,249)
Disposals	-	(2,029)	-	(10,747)	(1,533)	(14,309)
Effects of movements in exchange rates	681	1,528	41,080	38,452	1,793	83,534
Other	-	2,208	(3,157)	3,103	78	2,232
Balance, Dec. 31, 2019	69,903	733,874	2,146,583	2,653,752	201,972	5,806,084

Accumulated depreciation
Balance, January 1, 2019	-	-	780,754	872,330	89,877	1,742,961
Depreciation for the year	-	-	154,970	179,062	19,850	353,882
Disposals	-	-	-	(6,675)	-	(6,675)
Effects of movement in exchange rates	-	-	27,806	24,970	581	53,357
Balance, Dec. 31, 2019	-	-	963,530	1,069,687	110,308	2,143,525
Net book value	$69,903	$733,874	$1,183,053	$1,584,065	$91,664	$3,662,559

At December 31, 2019 capital works in progress decreased compared to January 1, 2019 as a result of the impairment charge of $322,249 (pre-tax) related to the Arizona CGU (see note 6e), partially offset by fixed asset additions.

Management determined that an increase in the market capitalization deficiency was related to a Court issued ruling in the lawsuits challenging the U.S. Forest Service's issuance of the FROD for the Rosemont project in Arizona, which was an indication that Rosemont's carrying value might not be recoverable. As a result, the Company conducted an impairment test of the Arizona CGU.

For the impairment test completed at September 30, 2019, Fair Value Less Cost of Disposal, ("FVLCD") was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current life of mine ("LOM") plans. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan, beginning date of project cash flows incorporating permit related project delays and future foreign exchange rates.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the Arizona CGU. As at September 30, 2019, a real discount rate of 9.50% for the Arizona CGU was used to calculate the estimated after-tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of Hudbay's CGUs, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for long-term prices. As at September 30, 2019, for the Arizona CGU, the cash flow calculations utilized a long-term copper price of $3.10/lb, molybdenum long-term prices of $11.00/lb and capital, operating and reclamation costs based on the most current LOM plans.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company's consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU's fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, management believes all of these factors need to be considered.

As at September 30, 2019, the carrying value of the Arizona CGU exceeded the estimated recoverable amount of $615,368 by $242,106 (after-tax), leading to the impairment charge recorded (note 6e).

At December 31, 2020, the Company assessed whether there were impairment or impairment reversal indicators associated the general business environment and known changes to business planning and determined there were none (note 6e).

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

13. Trade and other payables

	Dec. 31, 2020	Dec. 31, 2019
Trade payables	$104,598	$68,742
Accruals and payables	72,698	80,375
Accrued interest	30,766	34,603
Exploration and evaluation payables	1,351	884
Statutory payables	23,734	7,800
	$233,147	$192,404

Accruals and payables include operational and capital costs and employee benefit amounts owing.

14. Other liabilities

	Dec. 31, 2020	Dec. 31, 2019
Current
Provisions (note 19)	$33,675	$33,575
Pension liability (note 20)	13,552	12,015
Other employee benefits (note 21)	3,154	2,806
Unearned revenue	1,590	1,015
	$51,971	$49,411

15. Other financial liabilities

	Dec. 31, 2020	Dec. 31, 2019
Current
Derivative liabilities	$15,312	$10,295
Embedded derivatives (note 27d)	-	9,074
Other financial liabilities at amortized cost	9,401	8,707
	24,713	28,076

Non-current
Deferred Rosemont acquisition consideration	25,961	24,491
Gold prepayment liability	137,031	-
Other financial liabilities at amortized cost	31,386	15,293
	194,378	39,784
	$219,091	$67,860

The derivative liabilities include derivative and hedging transactions. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for embedded derivatives are recorded within net finance expense.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

On May 7, 2020, the Company entered into an agreement and received $115,005 in exchange for the delivery of 79,954 gold ounces starting January 2022 and ending in December 2023, which were valued at gold forward curve prices averaging $1,682 per ounce at the time of the transaction. The agreement has been assessed as a financial liability that has been designated as fair value through profit or loss within change in fair value of financial instruments, with a component of the fair value related to the fluctuation in the Company's own credit risk being recorded to other comprehensive income. The fair value adjustment recorded in profit or loss and other comprehensive income for the year ended December 31, 2020 totaled loss of $22,026.

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. The changes in other financial liabilities at amortized cost during the year ended December 31, 2020 primarily relates to changes in estimated community payments arising from the execution of the Pampacancha surface rights agreement and individual land user agreements with certain community members, partially offset by disbursements.

The following table summarizes changes in other financial liabilities at amortized cost:

Balance, January 1, 2019	$21,361
Net additions	7,369
Disbursements	(6,351)
Accretion	1,222
Effects of changes in foreign exchange	399
Balance, December 31, 2019	$24,000
Net additions	116,233
Disbursements	(98,375)
Accretion	3,641
Effects of changes in foreign exchange	(4,712)
Balance, December 31, 2020	$40,787

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

16. Lease Liability

Balance, January 1, 2019	$89,215
Additional capitalized leases (note 12)	22,158
Lease payments	(32,952)
Accretion and other movements	3,526
Balance, December 31, 2019	$81,947
Additional capitalized leases (note 12)	17,759
Lease payments	(35,980)
Accretion and other movements	(212)
Balance, December 31, 2020	$63,514

	Dec. 31, 2020	Dec. 31, 2019
Current	$33,473	$32,781
Non-current	30,041	49,166
	$63,514	$81,947

Hudbay has entered into leases for its Peru, Manitoba and Arizona business units which expire between 2020 and 2043. The interest rates on leases which were capitalized have interest rates between 1.95% to 5.44%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as a ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's consolidated income statements for the periods ended December 31, 2020 and December 31, 2019, relating to leases for which a recognition exemption was applied.

	Year ended December 31,
	2020	2019
Short-term leases	$40,253	$45,745
Low value leases	353	92
Variable leases	57,389	56,152
Total	$97,995	$101,989

Payments made for short term, low value and variable leases would mostly be captured as expenses in the  consolidated income statements, however, certain amounts may be capitalized to PP&E for the Arizona business unit during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

17. Long-term debt

Long-term debt is comprised of the following:

	Dec. 31, 2020	Dec. 31, 2019
Senior unsecured notes (a)	$1,139,695	$991,558
Less: Unamortized transaction costs - revolving credit facilities (b)	(4,020)	(6,303)
	$1,135,675	$985,255

(a) Senior unsecured notes

Balance, January 1, 2019	$989,306
Change in fair value of embedded derivative (prepayment option)	1,079
Accretion of transaction costs and premiums	1,173
Balance, December 31, 2019	$991,558
Addition to Principal, net of $8,176 transaction costs	591,824
Principal repayments	(400,000)
Change in fair value of embedded derivative (prepayment option)	(47,169)
Write-down of unamortized transaction costs	2,315
Accretion of transaction costs and premiums	1,167
Balance, December 31, 2020	$1,139,695

On September 23, 2020, Hudbay completed an offering of $600,000 aggregate principal amount of 6.125% senior unsecured notes due April 2029 (the "2029 Notes").

Hudbay used the proceeds of the offering to satisfy and discharge all of its obligations with respect to its then outstanding $400,000 aggregate principal amount of 7.25% senior unsecured notes due 2023 (the "2023 Notes").

The unamortized transaction costs of $2,315 were expensed upon extinguishment of the 2023 Notes. The early redemption of these notes resulted in a charge of $7,252, which was recorded on the consolidated income statement (note 6g).

As at December 31, 2020, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company's subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Arizona business unit.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2019	$8,276
Accretion of transaction costs	(2,342)
Transaction costs	369
Balance, December 31, 2019	$6,303
Accretion of transaction costs	(3,062)
Write-down of unamortized transaction costs	(1,502)
Transaction costs	2,281
Balance, December 31, 2020 [1]	$4,020
[1] Balance, representing deferred transaction costs, is in an asset position.

On August 31, 2020, Hudbay completed a restructuring of its two senior secured credit facilities. The total available credit has been reduced from $550,000 to $400,000 and various financial covenants have been amended.

The unamortized transaction costs of $1,502 were expensed upon restructuring of the credit facilities.

As at December 31, 2020, the Peru business unit had $24,796 in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba business unit had $90,295 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. As at December 31, 2020, there were no cash advances under the credit facilities.

Surety bonds

The Arizona business unit had $8,591 in surety bonds and the Peru business unit had $20,000 in surety bonds, issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru business unit had $45,000 in letters of credit issued with various Peruvian financial institutions. No cash collateral is required to be posted under these letters of credit.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

18. Deferred revenue

On August 8, 2012 and November 4, 2013, Hudbay entered into precious metals stream transactions with Wheaton whereby Hudbay has received aggregate deposit payments of $455,100 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and aggregate deposit payments of $429,900 against the delivery of (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the aggregate deposit payments of $885,000, as gold and silver is delivered under the stream agreements, Hudbay receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years, from the inception of the agreement.

Hudbay recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the stream agreements. Hudbay determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered under the stream agreements over the life of the 777 and Constancia life-of-mine plans. During the third quarter of 2020, Hudbay revised its estimate of remaining mineralization for the 777 deposit and as such adjusted the drawdown rates for the remainder of the year. For the year ended December 31, 2020  the drawdown rates for the 777 stream agreement for gold and silver were $1,173 and $22.43 per ounce, respectively (year ended December 31, 2019 - $1,177 and $22.51 per ounce, respectively). For the year ended December 31, 2020 the drawdown rates for the Constancia stream agreement for gold and silver were $976 and $21.52 per ounce, respectively (year ended December 31, 2019 - $948 and $21.77 per ounce, respectively). Hudbay estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

Hudbay has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. Hudbay's streaming arrangements are secured against the mining properties and other business unit assets associated with the applicable stream.

Hudbay expects that the remaining performance obligations for the 777 and Constancia streams will be settled by the expiry of their respective stream agreements, which is no earlier than 2052.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the legal deposit provided by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. Given the mineral reserve and resources of the 777 mine and the current mine plan, there is a possibility that an amount of the legal deposit may not be repaid by means of 777 mine's precious metals credits over its expected remaining mine life. As at December 31, 2020, this prepayment amount does not meet the definition of a financial liability. Hudbay incorporates the possibility of repayment as part of its assessment of variable consideration in recognizing the amount of deferred revenue to recognize in income.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

The following table summarizes changes in deferred revenue:

Balance, January 1, 2019	$566,078
Amortization of deferred revenue
Liability drawdown	(92,398)
Variable consideration adjustments - prior periods	16,295
Accretion on streaming arrangements
Current year additions	63,725
Variable consideration adjustments - prior periods	6,047
Effects of changes in foreign exchange	4,009
Balance, December 31, 2019	$563,756
Amortization of deferred revenue
Liability drawdown	(67,263)
Variable consideration adjustments - prior periods	(6,668)
Accretion on streaming arrangements (note 6g)
Current year additions	60,362
Variable consideration adjustments - prior periods	(3,692)
Effects of changes in foreign exchange	189
Balance, December 31, 2020	$546,684

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2020 and amendments made to the 777 mine plan in the third quarter of 2020, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment is made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $6,668 and reversal of finance expense of $3,692 for the year ended December 31, 2020 (December 31, 2019 - revenue reversal of $16,295 and additional finance expense $6,047).

During the year ended December 31, 2020, the Company recognized an adjustment to gold and silver revenue and finance costs due to a net increase in the Company's mineral reserve and resources estimates coupled with a change to the 777 mine plan. During the year ended December 31, 2019 the Company recognized an adjustment to gold and silver revenue and finance costs.

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2020	Dec. 31, 2019
Current	$102,782	$86,933
Non-current	443,902	476,823
	$546,684	$563,756

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

19. Provisions

	Decommis- sioning, restoration and similar liabilities	Deferred share units (note 24a)	Restricted share units[1] (note 24a)	Performan- ce share units (note 24a)	Other	Total
Balance, January 1, 2020	$302,116	$3,876	$5,477	$-	$2,956	$314,425
Net additional provisions made	5,868	1,628	3,642	1,257	15	12,410
Amounts used	(18,737)	(497)	(2,646)	-	(1,824)	(23,704)
Unwinding of discount (note 6g)	3,543	-	-	-	-	3,543
Effect of change in discount rate	43,180	-	-	-	-	43,180
Effect of foreign exchange	7,162	191	116	43	(3)	7,509
Effect of change in share price	-	3,521	3,860	730	-	8,111
Balance, December 31, 2020	$343,132	$8,719	$10,449	$2,030	$1,144	$365,474

1 Certain amounts relating to the Arizona segment are capitalized.

Provisions are reflected in the consolidated balance sheets as follows:

December 31, 2020	Decommis-sioning, restoration and similar liabilities	Deferred share units (note 24a)	Restricted share units[1] (note 24a)	Performance share units (note 24a)	Other	Total
Current (note 14)	$20,308	$8,719	$4,648	$-	$-	$33,675
Non-current	322,824	-	5,801	2,030	1,144	331,799
	$343,132	$8,719	$10,449	$2,030	$1,144	$365,474

	Decommis-sioning, restoration and similar liabilities	Deferred share units (note 24a)	Restricted share units[1] (note 24a)	Performance share units (note 24a)	Other	Total
Balance, January 1, 2019	$202,024	$4,288	$12,201	$-	$411	$218,924
Net additional provisions made	68,881	1,479	2,885	-	2,882	76,127
Amounts used	(4,136)	(1,668)	(9,380)	-	(341)	(15,525)
Unwinding of discount (note 6g)	4,392	-	-	-	-	4,392
Effect of change in discount rate	23,635	-	-	-	-	23,635
Effect of foreign exchange	7,320	99	225	-	4	7,648
Effect of change in share price	-	(322)	(454)	-	-	(776)
Balance, December 31, 2019	$302,116	$3,876	$5,477	$-	$2,956	$314,425

1 Certain amounts relating to the Arizona segment are capitalized.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

December 31, 2019	Decommis- sioning, restoration and similar liabilities	Deferred share units (note 24a)	Restricted share units1 (note 24a)	Performan- ce share units (note 24a)	Other	Total
Current (note 14)	$23,621	$3,876	$4,468	$-	$1,610	$33,575
Non-current	278,495	-	1,009	-	1,346	280,850
	$302,116	$3,876	$5,477	$-	$2,956	$314,425

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities

Hudbay's decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2020, additional provisions were recognized mostly as a result of lower discount rates and increased cost in Peru and Manitoba as well as additional disturbance in Peru.

During 2019, additional provisions were recognized as a result of higher estimates for closure activities of tailings facilities at the Manitoba operations to ensure compliance with higher industry-wide standards for tailings management safety and, to a lesser extent, increased mine activity footprints and the resulting higher disturbance at the Constancia operation.

Hudbay's decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that the assets in Flin Flon will be placed on care and maintenance once mining activities are completed at 777 mine in order to maintain optionality for restart should a new mine be found in the Flin Flon area. The majority of closure activities will occur once all mining activities in Manitoba are completed. These provisions also reflect estimated post-closure cash flows that extend to the year 2100 for ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the Constancia operation will occur from 2035 to 2070, which include ongoing monitoring and water treatment requirements.

These estimates have been discounted to their present value at rates ranging from 0.12% to 1.65% per annum (2019 - 1.59% to 2.39%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

20. Pension obligations

Hudbay maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Company uses a December 31 measurement date for all of its plans. For Hudbay's significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2020 using data as at December 31, 2019. For these plans, the next actuarial valuation required for funding purposes will be performed during 2021 using data as of December 31, 2020.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	Dec. 31, 2020	Dec. 31, 2019
Opening defined benefit obligation:	$243,733	$211,512
Current service costs	11,044	9,880
Interest cost	6,569	7,156
Benefits paid from plan	(35,384)	(16,745)
Benefits paid from employer	(1,317)	(934)
Participant contributions	48	64
Effects of movements in exchange rates	2,780	11,660
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	(1,461)	-
Arising from changes in financial assumptions	16,967	29,609
Arising from experience adjustments	(2,625)	(2,258)
Settlement payments from plan assets	-	(6,307)
Loss on settlement	-	96
Closing defined benefit obligation	$240,354	$243,733

The defined benefit obligation closing balance, by member group, is as follows:

	Dec. 31, 2020	Dec. 31, 2019
Active members	$211,861	$231,959
Deferred members	2,198	1,555
Retired members	26,295	10,219
Closing defined benefit obligation	$240,354	$243,733

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended
	Dec. 31, 2020	Dec. 31, 2019
Opening fair value of plan assets:	$202,119	$175,795
Interest income	5,695	6,170
Remeasurement adjustment:
Return on plan assets (excluding amounts included in net interest expense)	15,377	21,460
Contributions from the employer	12,987	11,952
Employer direct benefit payments	1,317	934
Contributions from plan participants	48	64
Benefit payment from employer	(1,317)	(934)
Administrative expenses paid from plan assets	(77)	(82)
Benefits paid	(35,384)	(16,745)
Settlement payments from plan assets	-	(6,307)
Effects of changes in foreign exchange rates	2,721	9,812
Closing fair value of plan assets	$203,486	$202,119

The amount included in the consolidated balance sheets arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2020	Dec. 31, 2019
Present value of funded defined benefit obligation	$220,210	$224,364
Fair value of plan assets	(203,486)	(202,119)
Present value of unfunded defined benefit obligation	20,144	19,369
Net liability arising from defined benefit obligation	$36,868	$41,614

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2020	Dec. 31, 2019
Pension obligation - current (note 14)	$13,552	$12,015
Pension obligation - non-current	23,316	29,599
Total pension obligation	$36,868	$41,614

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Pension expense is as follows:

	Dec. 31, 2020	Dec. 31, 2019
Service costs:
Current service cost	$11,044	$9,880
Loss on settlement	-	96
Total service cost	11,044	9,976
Net interest expense	874	986
Administration cost	77	82
Defined benefit pension expense	$11,995	$11,044

Defined contribution pension expense	$1,791	$1,639

Remeasurement on the net defined benefit liability:

	Dec. 31, 2020	Dec. 31, 2019
Return on plan assets (excluding amounts included in net interest expense)	$(15,377)	$(21,460)
Actuarial gains arising from changes in demographic assumptions	(1,461)	-
Actuarial losses arising from changes in financial assumptions	16,967	29,609
Actuarial gains arising from experience adjustments	(2,625)	(2,258)
Defined benefit (gain)/loss related to remeasurement	$(2,496)	$5,891

Total pension cost	$11,290	$18,574

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in OCI.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

The defined benefit pension plans typically expose Hudbay to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. Hudbay's primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.

Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan's debt investments.
Longevity risk

The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.

Salary risk

The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans' liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2020	2019
Defined benefit cost:
Discount rate - benefit obligations	3.08%	3.73%
Discount rate - service cost	3.10%	3.75%
Expected rate of salary increase[1]	2.75%	2.75%
Average longevity at retirement age for current pensioners (years)[2] :
Males	21.2	21.1
Females	23.9	23.9
Defined benefit obligation:
Discount rate	2.54%	3.08%
Expected rate of salary increase[1]	2.75%	2.75%
Average longevity at retirement age for current pensioners (years)[2] :
Males	20.3	21.2
Females	23.7	23.9
Average longevity at retirement age for current employees (future pensioners) (years)[2] :
Males	22.2	23.0
Females	25.4	25.6
[1] Plus merit and promotional scale based on member's age
[2] CPM2014 Priv with CPM-B projection scale.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Hudbay reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, Hudbay considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant:

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $22,846 (increase by $26,250).

- If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by $3,526 (decrease $3,158).

- If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligation would increase by $2,978 (decrease by $3,039).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

The Company's main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2021 is $12,437.

The average duration of the pension obligation at December 31, 2020 is 21.2 years (2019 - 19.3 years). This number can be broken down as follows:

- Active members: 22.3 years (2019: 19.7 years)

- Deferred members: 21.9 years (2019: 22.0 years)

- Retired members: 12.0 years (2019: 10.5 years)

Asset-Liability-Matching studies are performed periodically to analyze the investment policies in terms of risk and-return profiles.

The actual return on plan assets in 2020 was 10.8% (2019: 15.1%).

The pension plans do not invest directly in either securities or property/real estate of the Company.

With the exception of fixed income investments and certain equity instruments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

The following is a summary of the fair value classification levels for investment:

December 31, 2020	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,766	$-	$-	$4,766
Pooled equity funds	68,926	-	-	68,926
Pooled fixed income funds	-	98,922	-	98,922
Alternative investment funds	-	30,323	-	30,323
Balanced funds	-	549	-	549
	$73,692	$129,794	$-	$203,486

December 31, 2019	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$1,588	$-	$-	$1,588
Pooled equity funds	76,680	-	-	76,680
Pooled fixed income funds	-	103,646	-	103,646
Alternative investment funds	-	19,438	-	19,438
Balanced funds	-	767	-	767
	$78,268	$123,851	$-	$202,119

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

21. Other employee benefits

Hudbay sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post-retirement health benefits. Information about Hudbay's post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were:

	Year ended
	Dec. 31, 2020	Dec. 31, 2019
Opening defined benefit obligation	$116,696	$93,528
Current service cost[1]	4,140	3,060
Past service cost	-	-
Interest cost	3,478	3,600
Effects of movements in exchange rates	2,423	4,864
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	(4,460)	-
Arising from changes in financial assumptions	10,043	14,094
Arising from experience adjustments	(489)	87
Benefits paid	(2,215)	(2,537)
Closing defined benefit obligation	$129,616	$116,696

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	Dec. 31, 2020	Dec. 31, 2019
Active members	$68,983	$60,801
Inactive members	60,633	55,895
Closing defined benefit obligation	$129,616	$116,696

Movements in the fair value of defined benefit amounts in the current and previous years were as follows:

	Dec. 31, 2020	Dec. 31, 2019
Employer contributions	$2,215	$2,537
Benefits paid	(2,215)	(2,537)
Closing fair value of assets	$-	$-

The non-pension employee benefit plan obligations are unfunded.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	Dec. 31, 2020	Dec. 31, 2019
Unfunded benefit obligation	$129,616	$116,696
Vacation accrual and other - non-current	3,046	2,888
Net liability	$132,662	$119,584

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2020	Dec. 31, 2019
Other employee benefits liability - current (note 14)	$3,154	$2,806
Other employee benefits liability - non-current	129,508	116,778
Net liability	$132,662	$119,584

Other employee future benefit expense includes the following:

	Dec. 31, 2020	Dec. 31, 2019
Current service cost [1]	$4,140	$3,060
Net interest cost	3,478	3,600
Components recognized in consolidated income statements	$7,618	$6,660
[1] Includes remeasurement of other long term employee benefit

	Dec. 31, 2020	Dec. 31, 2019
Remeasurement on the net defined benefit liability:
Actuarial gains arising from changes in demographic assumptions	$(4,460)	$-
Actuarial losses arising from changes in financial assumptions	10,043	14,094
Actuarial (gains)/losses arising from changes experience adjustments	(489)	87
Components recognized in statements of comprehensive income	$5,094	$14,181

Total other employee future benefit cost	$12,712	$20,841

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

	Dec. 31, 2020	Dec. 31, 2019
Defined benefit cost:
Discount rate	3.17%	3.88%
Initial weighted average health care trend rate	5.68%	5.74%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	21.2	21.1
Females	23.9	23.9

	Dec. 31, 2020	Dec. 31, 2019
Defined benefit obligation:
Discount rate	2.76%	3.17%
Initial weighted average health care trend rate	5.66%	5.68%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	20.3	21.2
Females	23.7	23.9
Average longevity at retirement age for current employees (future pensioners) (years)[1] :
Males	22.2	23.1
Females	25.4	25.6

1 CPM2014 Priv with CPM-B projection scale

Hudbay reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose Hudbay to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan's benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk

The majority of the plans' benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant:

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $11,585 (increase by $13,392).

- If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $27,392 (decrease by $21,023).

- If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $5,553 (decrease by $5,645).

The average duration of the non-pension post-employment obligation at December 31, 2020 is 19.4 years (2019: 19.6 years).

This number can be broken down as follows:

- Active members: 24.6 years (2019: 24.9 years)

- Inactive members: 13.6 years (2019: 13.9 years)

22. Income and mining taxes

(a) Tax recoveries:

The tax expense (recoveries) is applicable as follows:

	Year ended December 31,
	2020	2019
Current:
Income taxes	$4,458	$24,919
Mining taxes	4,671	4,720
Adjustments in respect of prior years	(398)	6,273
	8,731	35,912
Deferred:
Income tax recoveries - origination, revaluation and/or reversal of temporary differences	(39,411)	(133,468)
Mining tax recoveries - origination, revaluation and/or reversal of temporary difference	(3,331)	(12,214)
Adjustments in respect of prior years	(494)	817
	(43,236)	(144,865)
	$(34,505)	$(108,953)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(b) Deferred tax assets and liabilities as represented on the consolidated balance sheets:

	Dec. 31, 2020	Dec. 31, 2019
Deferred income tax asset	$94,070	$69,950
Deferred mining tax asset	7,829	5,096
	101,899	75,046

Deferred income tax liability	(220,568)	(233,218)
Deferred mining tax liability	(8,865)	(9,710)
	(229,433)	(242,928)
Net deferred tax liability balance, end of year	$(127,534)	$(167,882)

(c) Changes in deferred tax assets and liabilities:

	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Net deferred tax liability balance, beginning of year	$(167,882)	$(308,577)
Deferred tax recovery	43,236	144,865
OCI transactions	(759)	1,878
Foreign currency translation on the deferred tax liability	(2,129)	(6,048)
Net deferred tax liability balance, end of year	$(127,534)	$(167,882)

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(d) Reconciliation to statutory tax rate:

As a result of its mining operations, the Company is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Company's statutory income tax rate for the years ended December 31, 2020 and 2019 is as follows:

	Year ended December 31,
	2020	2019
Statutory tax rate	26.3%	27.0%

Tax recovery at statutory rate	$(47,047)	$(122,246)
Effect of:
Deductions related to mining taxes	(1,369)	(1,493)
Adjusted income taxes	(48,416)	(123,739)
Mining tax expense (recovery)	1,291	(6,674)
	(47,125)	(130,413)

Permanent differences related to:
Capital items	(160)	3,270
Other income tax permanent differences	(1,165)	1,747
Impact of remeasurement on decommissioning liability	7,094	(12,018)
Temporary income tax differences not recognized	(1,827)	(351)
Other temporary income tax differences not recognized	2,927	2,323
Non-deductible impairment on UCM receivable	-	7,041
Withholding tax on dividends	-	6,826
Impact related to differences in tax rates in foreign operations	5,534	20,338
Impact of changes to statutory tax rates	2,412	(259)
Foreign exchange on non-monetary items	(3,628)	(6,633)
Impact related to tax assessments and tax return amendments	1,433	(824)
Tax recovery	$(34,505)	$(108,953)

A decrease in the statutory tax rate in 2020 mainly reflects a reduction in the Canadian statutory tax rate which is the result of the changes to the relevant provincial allocation factors based on income earned and expenses incurred in different Canadian jurisdictions.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(e)  Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019 are as follows:

	Balance sheet		Income Statement
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Deferred income tax (liability) asset/expense (recovery)
Property, plant and equipment	$(88,368)	$(96,841)	$(8,473)	$13,434
Pension obligation	9,467	11,332	1,294	(1,115)
Other employee benefits	25,687	16,837	(8,850)	(3,349)
Decommissioning and restoration obligation	37,902	41,208	3,307	(33,391)
Non-capital losses	110,374	90,446	(19,928)	(17,976)
Share issuance and debt cost	8,972	6,540	(2,768)	4,361
Embedded derivative (prepayment option)	(13,137)	(694)	12,443	245
Deferred revenue	(809)	(112)	697	(12,839)
Other	3,982	1,234	(4,516)	(7,755)
Deferred income tax asset / expense (recovery)	94,070	69,950	(26,794)	(58,385)
Deferred income tax liability (asset)/ (recovery) expense
Property, plant and equipment	292,858	259,145	33,713	(79,892)
Other employee benefits	203	(80)	(176)	(320)
Asset retirement obligations	(1,588)	(833)	(756)	85
Non-capital losses	(78,607)	(28,643)	(49,965)	(1,269)
Other	7,702	3,629	4,073	7,302
Deferred income tax liability/ expense (recovery)	220,568	233,218	(13,111)	(74,094)
Deferred income tax liability/ expense (recovery)	$(126,498)	$(163,268)	$(39,905)	$(132,479)

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(f)  Income tax temporary differences - not recognized:

The Company has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31, 2020	Dec. 31, 2019
Property, plant and equipment	$46,718	$33,269
Capital losses	166,227	159,545
Other employee benefits	51,226	68,866
Asset retirement obligations	193,898	146,679
Non-capital losses	115,902	122,979
Temporary differences not recognized	$573,971	$531,338

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2006 and 2020 and expire between 2026 and 2040. Hudbay incurred United States net operating losses between 2004 and 2020 which have a twenty year carry forward period. Peruvian net operating losses were incurred in 2020 which have a four year carry forward period.

(g)    Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2020 and 2019 are as follows:

Canada	Dec. 31, 2020	Dec. 31, 2019

Property, plant and equipment	$7,829	$5,095

Peru	Dec. 31, 2020	Dec. 31, 2019
Property, plant and equipment	$(8,865)	$(9,710)

For the year ended December 31, 2020, Hudbay had unrecognized deferred mining tax assets of approximately $7,544 (December 31, 2019 - $5,361).

(h)  Unrecognized taxable temporary differences associated with investments:

There are no taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(i)     Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(j)     Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with tax authorities over the interpretation or application of certain tax rules and regulations in respect of the Company's business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

23. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Year ended December 31, 2020		Year ended Dec. 31, 2019
	Common shares	Amount	Common shares	Amount
Beginning and end of year	261,272,151	$1,777,340	261,272,151	$1,777,340

During the year ended December 31, 2020, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $1,804 and $1,979 in dividends on March 27, 2020 and September 25, 2020 to shareholders of record as of March 10, 2020 and September 4, 2020.

During the year ended December 31, 2019, the Company paid $1,955 and $1,972 in dividends on March 29, 2019 and September 27, 2019 to shareholders of record as of March 8, 2019 and September 6, 2019.

The Company declared a semi-annual dividend of C$0.01 per share on February 18, 2021. The dividend will be paid on March 26, 2021 to shareholders of record as of March 9, 2021 and is expected to total C$2,613.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

24. Share-based compensation

(a) Cash-settled share-based compensation:

Hudbay has three cash-settled share-based compensation plans, as described below.

Deferred Share Units (DSU)

At December 31, 2020, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $8,719 (December 31, 2019 - $3,876) (note 19). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2020	Dec. 31, 2019
Granted during the year:
Number of units	465,889	337,999
Weighted average price (C$/unit)	$4.10	$5.89
Expenses recognized during the year[1] (notes 6c)	$5,149	$1,157
Payments made during the year (note 19)	$497	$1,668

1 This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated income statements.

Restricted Share Units (RSU)

RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date. RSUs may also be granted under Hudbay's Share Unit Plan, however; the RSUs granted under the Share Unit Plan may only be settled in cash. Hudbay has historically settled all RSUs in cash. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash settled transactions.

At December 31, 2020, the carrying amount of the outstanding liability related to the RSU plan was $10,449 (December 31, 2019 - $5,477) (note 19). The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2020	Dec. 31, 2019
Number of units, beginning of year [1]	2,223,999	3,666,867
Number of units granted during the year	1,388,786	1,080,741
Credits for dividends	17,587	7,554
Number of units forfeited during the year	(44,678)	(573,914)
Number of units vested	(645,357)	(1,957,249)
Number of units, end of year [1]	2,940,337	2,223,999
Weighted average price - granted (C$/unit)	$3.98	$8.98
Expenses recognized during the year[2] (note 6c)	$6,750	$1,557
Payments made during the year (note 19)	$2,646	$9,380

1 Includes 738,002 and 616,397 units that have vested; however, are unreleased and unpaid as of December 31, 2020 and December 31, 2019, respectively.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

2 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses. Certain amounts related to the Arizona segment are capitalized.

Performance Share Units (PSU)

PSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled similar share-based compensation units in cash. The Company has determined that the appropriate accounting treatment is to classify the PSUs as cash settled transactions.

At December 31, 2020, the carrying amount of the outstanding liability related to PSU plan was $2,030 (December 31, 2019 - $0) (note 19). The following table outlines information related to PSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2020	Dec. 31, 2019
Number of units, beginning of year	-	-
Number of units granted during the year	1,089,569	-
Credits for dividends	6,046	-
Number of units, end of year	1,095,615	-
Weighted average price - granted (C$/unit)	$3.97	$-
Expenses recognized during the year (note 6c)	$1,987	$-
Payments made during the year (note 19)	$-	$-

(b) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

During the year ended December 31, 2020, the Company granted 1,581,385 stock options (year ended December 31, 2019 - nil).

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the year ended	Dec. 31, 2020
Weighted average share price at grant date (CAD)	$3.77
Risk-free rate	1.14%
Expected dividend yield	0.5%
Expected stock price volatility (based on historical volatility)	57.0%
Expected life of option (months)	84
Weighted average per share fair value of stock options granted (CAD)	$2.02

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

During the year ended December 31, 2020, 18,196 stock options were forfeited, which resulted in 1,563,189 options outstanding as of December 31, 2020. There are no stock options outstanding that are exercisable as at December 31, 2020.

Dec. 31, 2020
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	1,563,189	6.16	$3.77	-	$-

No options were granted under the Plan during the year ended December 31, 2019.

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

	Year ended		Year ended
	Dec. 31, 2020		Dec. 31, 2019
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	-		-	$-
Number of units granted during the year	1,581,385	$3.77	-	$-
Forfeited	(18,196)	$3.76	-	$-
Balance, end of year	1,563,189	$3.77	-	$-

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

25. Earnings per share

	Year ended
	Dec. 31, 2020	Dec. 31, 2019

Basic and diluted weighted average common shares outstanding	261,272,151	261,272,151

The determination of the diluted weighted-average number of common shares excludes the impact of 1,292,840 weighted-average stock options outstanding that were anti-dilutive for the year ended December 31, 2020 (December 31, 2019 - nil).

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive. For the year ended December 31, 2020 and 2019, Hudbay calculated diluted loss per share using 261,272,151 common shares.

26. Capital management

The Company's definition of capital includes total equity and long-term debt. Hudbay's long-term debt balance as at December 31, 2020 was $1,135,675 (December 31, 2019 - $985,255).

The Company's objectives when managing capital are to maintain a strong capital base in order to:

- Advance Hudbay's corporate strategies to create long-term value for its stakeholders; and,

- Sustain Hudbay's operations and growth throughout metals and materials cycles.

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Company's short-term and long-term strategic objectives in a capital intensive industry. Hudbay faces several risks, including volatile metals prices, access to capital, and risk of delays and cost escalation associated with major capital projects. The Company continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash and cash equivalents, which were $439,135 as at December 31, 2020 (2019 - $396,146), together with availability under its committed credit facilities. Hudbay invests its cash and cash equivalents primarily in Canadian bankers' acceptances, deposits at major Canadian and Peruvian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, Hudbay must maintain sufficient cash to fund the interest expense on the long-term debt outstanding (note 17). As part of the Company's capital management activities, Hudbay monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

27. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Dec. 31, 2020		Dec. 31, 2019
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents [1]	$439,135	$439,135	$396,146	$396,146
Restricted cash[1]	337	337	337	337
Fair value through profit or loss
Trade and other receivables 1, [2,3]	114,381	114,381	91,046	91,046
Non-hedge derivative assets [4]	2,736	2,736	1,712	1,712
Investments [5]	15,669	15,669	11,287	11,287
Total financial assets	572,258	572,258	500,528	500,528
Financial liabilities at amortized cost
Trade and other payables1, [2]	209,413	209,413	184,604	184,604
Deferred Rosemont acquisition consideration [8]	25,961	25,961	24,491	24,491
Other financial liabilities [6]	41,912	40,787	21,338	24,000
Senior unsecured notes [7]	1,277,124	1,139,695	1,050,126	991,558
Fair value through profit or loss
Embedded derivatives [4]	-	-	9,074	9,074
Gold prepayment liability [9]	137,031	137,031	-	-
Non-hedge derivative liabilities [4]	15,312	15,312	10,295	10,295
Total financial liabilities	1,706,753	1,568,199	1,299,928	1,244,022
Net financial liability	$(1,134,495)	$(995,941)	$(799,400)	$(743,494)
[1] Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVLTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.
[4] Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 15). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
[7] Fair value of the senior unsecured notes (note 17) has been determined using the quoted market price at the period end. Fair value incorporates the fair value of the prepayment option embedded derivative. The carrying value of this embedded derivative is at FVTPL (2020: $49,754; 2019: $2,585) and has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.
[8] Discounted value based on a risk adjusted discount rate.
[9] The gold prepayment liability (note 15) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the year ended December 31, 2020 was a loss of $1,885.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$2,736	$-	$2,736
Investments	15,669	-	-	15,669
	$15,669	$2,736	$-	$18,405
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$15,312	$-	$15,312
Gold prepayment liability[1]	-	137,031	-	137,031
Financial liabilities at amortized cost:
Other financial liabilities	-	-	41,912	41,912
Senior unsecured notes	1,277,124	-	-	1,277,124
	$1,277,124	$152,343	$41,912	$1,471,379
[1]The gold prepayment liability (note 15) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the year ended December 31, 2020 was a loss of $1,885.

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,712	$-	$1,712
Investments	11,287	-	-	11,287
	$11,287	$1,712	$-	$12,999
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$9,074	$-	$9,074
Non-hedge derivatives	-	10,295	-	10,295
Financial liabilities at amortized cost:
Other financial liabilities	-	-	21,338	21,338
Senior unsecured notes	1,050,126	-	-	1,050,126
	$1,050,126	$19,369	$21,338	$1,090,833

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2020 and 2019 Hudbay did not make any such transfers.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at December 31, 2020, Hudbay had 43.4 million pounds of net copper swaps outstanding at an effective average price of $3.22/lb and settling across January to April 2021. As at December 31, 2019, Hudbay had 66.1 million pounds of net copper swaps outstanding at an effective average price of $2.67/lb and settling across January to April 2020. The aggregate fair value of the transactions at December 31, 2020 was a net liability of $13,198 (December 31, 2019 - a liability position of $8,362).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into future dated fixed price sales contracts with zinc customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At December 31, 2020, Hudbay held contracts for forward zinc purchased of 3.5 million pounds (December 31, 2019 - 12.7 million pounds) that related to forward customer sales of zinc. Prices range from $0.87/lb to $1.30/lb (December 31, 2019 - $1.00/lb to $1.15/lb) and settlement dates extend to December 2021. The aggregate fair value of the transactions at December 31, 2020 was an asset position of $622 (December 31, 2019 - a net liability position of $221).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

As at December 31, 2020 and 2019, Hudbay's net position consisted of contracts awaiting final pricing which are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Copper	pounds (in thousands)	47,901	72,977	3.52	2.80
Gold	oz	18,106	16,152	1,894	1,522
Silver	oz	123,380	124,371	26.35	17.86

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at December 31, 2020, was an asset position of $21,295 (December 31, 2019 - an asset position of $10,165).

(d) Embedded derivatives

Prepayment option embedded derivative

The senior unsecured notes (note 17) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as change in fair value of financial instruments (note 6g). The fair value of the embedded derivative at December 31, 2020 was an asset of $49,754 (December 31, 2019 - $2,585).

Pampacancha delivery obligation-embedded derivative

During the first quarter of 2019, Hudbay recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Pampacancha deposit not being mined until after January 1, 2020 (note 15). The fair value of the embedded derivative at December 31, 2020 was nil as all payments have been made during 2020 (December 31, 2019 - a liability of $9,074). During the year ended December 31, 2020 precious metal credits totaling $10,856 were delivered to settle this liability.

(e) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 15) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the embedded derivative at December 31, 2020 was a liability of $137,031 (December 31, 2019 - nil).

(f) Financial risk management

Hudbay's financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. The Company's policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of Hudbay. From time to time, the Company employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. Hudbay does not use derivative financial instruments for trading or speculation purposes. The following is a discussion of the Company's risk exposures.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(i) Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices, share prices, and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

Hudbay's primary exposure to foreign currency risk arises from:

- Translation of Canadian dollar denominated costs and, to a lesser extent, Peruvian soles cost into US dollars. Substantially all of the Company's revenue are denominated in US dollars, while the majority of its operating costs are denominated in either the Canadian dollar or Peruvian sol. Generally, with gross profit, appreciation of the US dollar relative to the Canadian dollar will increase Hudbay's profit.

- Translation of foreign currency denominated cash and cash equivalents, trade and other receivables, trade and other payables, as well as other financial liabilities. Appreciation of the US dollar relative to a foreign currency will decrease the net asset value of these balances once they have been translated to US dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Manitoba segment's primary financial instrument foreign currency exposure is on US denominated cash and cash equivalents, trade and other receivables and other financial liabilities. The Peru segment's primary financial instrument foreign currency exposure is on Peruvian soles cash and cash equivalents, trade and other payables and other financial liabilities.

The Company's exposure to foreign currency risk was as follows based on notional financial instruments amounts stated in US equivalent dollars:

	Dec. 31, 2020			Dec. 31, 2019
	CAD[1]	USD[2]	PEN[3]	CAD[1]	USD[2]	PEN[3]
Cash and cash equivalent	$7,791	$3,895	$4,141	$8,394	$21,217	$7,617
Trade and other receivables	31	43,316	36,951	374	56,998	25,413
Other financial assets	15,669	-	-	11,287	-	-
Trade and other payables	(6,104)	(1,419)	(34,622)	(5,719)	(435)	(22,618)
Other financial liabilities	-	-	(40,787)	-	-	(24,000)
	$17,387	$45,792	$(34,317)	$14,336	$77,780	$(13,588)
1 HMI is exposed to foreign currency risk on CAD.
[2] The Manitoba segment is exposed to foreign currency risk on USD.
[3] The Peru segment is exposed to foreign currency risk on PEN.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non-financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2020 and does not reflect the overall effect that changes in market variables would have on the Company's operating results.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

December 31, 2020	Change of:	Would have changed 2020 after-tax profit by:
USD/CAD exchange rate[1]	+ 10%	$1.1	million
USD/CAD exchange rate[1]	- 10%	(1.4)	million
USD/PEN exchange rate[2]	+ 10%	2.0	million
USD/PEN exchange rate[2]	- 10%	(2.5)	million
December 31, 2019	Change of:	Would have changed 2019 after-tax profit by:
USD/CAD exchange rate[1]	+ 10%	$3.4	million
USD/CAD exchange rate[1]	- 10%	(4.1)	million
USD/PEN exchange rate[2]	+ 10%	0.8	million
USD/PEN exchange rate[2]	- 10%	(1.0)	million
[1] Effect on profit due to foreign currency remeasurements of balances denominated in a currency different from a Hudbay subsidiary's functional currency.
[2] Effect on profit due to foreign currency remeasurement of balances denominated in Peruvian Sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Company produces and sells, such as copper, zinc, gold and silver. From time to time, Hudbay maintains price protection programs and conducts commodity price risk management through the use of derivative contracts. The following sensitivity analysis for commodity price risk relates solely to financial instruments and non-financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2020 and does not reflect the overall effect that changes in market variables would have on the Company's operating results.

December 31, 2020	Change of:		Would have changed 2020 after-tax profit by:

Copper prices ($/lb)[3]	+	$0.30	$(1.4)	million
Copper prices ($/lb)[3]	-	$0.30	1.4	million
Zinc prices ($/lb)[4]	+	$0.10	0.3	million
Zinc prices ($/lb)[4]	-	$0.10	(0.3)	million
December 31, 2019	Change of:		Would have changed 2019 after-tax profit by:
Copper prices ($/lb)[3]	+	$0.30	(2.0)	million
Copper prices ($/lb)[3]	-	$0.30	2.0	million
Zinc prices ($/lb)[4]	+	$0.10	1.0	million
Zinc prices ($/lb)[4]	-	$0.10	(1.0)	million
[3] Effect on profit due to provisional pricing derivatives (note 27c) and copper fixed for floating swaps (note 27b).
[4] Effect on profit due to provisional pricing derivatives (note 27c) and non-hedge zinc derivatives (note 27b).

Share price risk

Hudbay is exposed to market risk from share prices of the Company's investments in listed Canadian metals and mining entities. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce Hudbay's positions. The following sensitivity analysis of share price risk relates solely to financial instruments that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2020 and does not reflect the overall effect that changes in market variables would have on the Company's finance expenses.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

December 31, 2020	Change of:		Would have changed 2020 after-tax profit by:
Share prices	+	25%	$3.9	million
Share prices	-	25%	(3.9)	million
December 31, 2019	Change of:		Would have changed 2019 after-tax profit by:
Share prices	+	25%	$2.8	million
Share prices	-	25%	(2.8)	million

Interest rate risk

Hudbay is exposed to the following interest rate risks:

- cash flow interest rate risk on its cash and cash equivalents;

- fair value interest rate risk on its embedded derivative associated with its senior notes; and,

- interest rate risk on its senior secured revolving credit facilities.

The most material of these risks is the embedded derivative associated with its senior notes. This analysis is based on values at December 31, 2020 and does not reflect the overall effect that changes in market variables would have on the Company's finance expenses.

December 31, 2020	Change of:		Would have changed 2020 after-tax profit by:
Interest rates	+	2.00%	$(38.0)	million
Interest rates	-	2.00%	48.5	million
December 31, 2019	Change of:		Would have changed 2019 after-tax profit by:
Interest rates	+	2.00%	$2.3	million
Interest rates	-	2.00%	(2.6)	million

(ii) Credit risk

Credit risk is the risk of financial loss to Hudbay if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non-financial derivative assets recorded on the consolidated balance sheets. Refer to note 27a.

A large portion of Hudbay's cash and cash equivalents are on deposits with major Schedule 1 Canadian banks. Deposits and other investments with Schedule 1 Canadian banks represented 90% of total cash and cash equivalents as at December 31, 2020 (2019 - 92%). Hudbay's investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. Credit concentrations in the Company's short term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties Hudbay believes to be creditworthy.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Management has a credit policy in place that requires the Company to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2020, approximately 95% of Hudbay's trade receivables were insured or payable by letters of credit (2019 - 96% were insured or payable by letters of credit). Insured receivables have a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

Two customers accounted for approximately 56% of total trade receivables as at December 31, 2020 (2019 - two customers accounted for approximately 63%). Credit risk for these customers is assessed as medium to low. As at December 31, 2020, none of the Company's trade receivables were aged more than 30 days (2019 - nil).

(iii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Hudbay's objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Company's non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity and financial assets used to manage liquidity risk. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

Dec. 31, 2020	Carrying amount	Contractual cash flows	12 months or less	13 - 36 months	37 - 60 months	More than 60 months
Assets used to manage liquidity risk
Cash and cash equivalents	$439,135	$439,135	$439,135	-	$-	$-
Restricted cash	337	337	337	-	-	-
Trade and other receivables	114,381	114,381	114,381	-	-	-
Non-hedge derivative assets	2,736	2,736	2,736	-	-	-
	$556,589	$556,589	$556,589	$-	$-	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(209,413)	$(209,413)	$(209,413)	$-	$-	$-
Other financial liabilities [1]	(40,787)	(58,837)	(12,097)	(9,483)	(6,578)	(30,679)
Deferred Rosemont acquisition consideration	(25,961)	(30,000)	-	(20,000)	(10,000)	-
Long-term debt, including embedded derivatives	(1,139,695)	(1,726,904)	(87,966)	(168,188)	(742,125)	(728,625)
Gold prepayment obligation	(137,031)	(137,031)	-	(137,031)	-	-
	$(1,552,887)	$(2,162,185)	$(309,476)	$(334,702)	$(758,703)	$(759,304)
Derivative financial liabilities
Non hedge derivative contracts	$(15,312)	$(15,312)	$(15,312)	$-	$-	$-
	$(15,312)	$(15,312)	$(15,312)	$-	$-	$-
[1] Represents the Peru community agreement obligation, excluding interest.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Dec. 31, 2019	Carrying amount	Contractual cash flows	12 months or less	13 - 36 months	37 - 60 months	More than 60 months
Assets used to manage liquidity risk
Cash and cash equivalents	$396,146	$396,146	$396,146	$-	$-	$-
Restricted cash	337	337	337
Trade and other receivables	91,046	91,046	89,451	-	-	1,595
Non-hedge derivative assets	1,712	1,712	1,712	-	-	-
	$489,241	$489,241	$487,646	$-	$-	$1.595
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(184,604)	$(184,604)	$(184,604)	$-	$-	$-
Other financial liabilities [1]	(24,000)	(33,723)	(6,672)	(4,811)	(4,734)	(17,506)
Deferred Rosemont acquisition consideration	(24,491)	(30,000)	-	(10,000)	(20,000)	-
Long-term debt, including embedded derivatives	(991,558)	(1,350,540)	(72,165)	(149,500)	(1,128,875)	-
	$(1,224,653)	$(1,598,867)	$(263,441)	$(164,311)	$(1,153,609)	$(17,506)
Derivative financial liabilities
Embedded derivative	$(9,074)	$(9,074)	$(9,074)	$-	$-	$-
Non-hedge derivative contracts	(10,295)	(10,295)	(10,295)	-	-	-
	$(19,369)	$(19,369)	$(19,369)	$-	$-	$-
[1] Represents the Peru community agreement obligation, excluding interest.

28. Commitments and contingencies

Capital commitments

(a) Non capitalized lease commitments

Hudbay has entered into various non-capitalized lease commitments for facilities and equipment. The leases expire in periods ranging from one to two years. There are no restrictions placed on the Company by entering into these leases. Future minimum lease payments under such cancellable leases recognized within results from operating activities at December 31 are:

	2020	2019
Within one year	$58,173	$57,860
After one year but not more than five years	2,192	26,395
More than five years	-	-
	$60,365	$84,255

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

(b)  Capital Commitments

As at December 31, 2020, Hudbay had outstanding capital commitments in Canada of approximately $22,539 of which $19,014 can be terminated, approximately $39,078 in Peru, all of which can be terminated, and approximately $179,656 in Arizona, primarily related to the Rosemont project, of which approximately $89,312 can be terminated by Hudbay.

(c)  Contingent liabilities

Contingent liabilities

Hudbay is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. As a result of the assessment, no significant contingent liabilities have been recorded in these consolidated financial statements.

As part of the streaming agreement with Wheaton for the 777 mine, Hudbay must repay, with precious metal credits, the legal deposit provided by Wheaton by August 1, 2052, the expiry date of the arrangement. If the legal deposit is not fully repaid with precious metal credits related to 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. As a result of changes in the remaining 777 mine reserves and lower precious metal prices, there is a possibility that an amount of Wheaton's legal deposit may not be repaid by means of 777 mine's production over its expected remaining mine life.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

29. Related parties

(a) Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

				Beneficial ownership of ultimate controlling party (Hudbay Minerals Inc.)

Name	Jurisdiction	Business	Entity's Parent	2020	2019
HudBay Marketing & Sales Inc.	Canada	Marketing and sales	HMI	100%	100%
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/development	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	100%
Hudbay Arizona Inc.	British Columbia	Holding company	HMI	100%	100%
Rosemont Copper Company	Arizona	Exploration/development	HudBay Arizona (US) Holding Corporation	100%	100%

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

(b) Compensation of key management personnel

The Company's key management includes members of the Board of Directors, Hudbay's Chief Executive Officer, Hudbay's senior vice presidents and vice presidents. Total compensation to key management personnel was as follows:

	2020	2019
Short-term employee benefits[1]	$7,951	$8,319
Post-employment benefits	639	762
Long-term share-based awards	6,381	6,966
	$14,971	$16,047

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses and nonmonetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

30. Supplementary cash flow information

(a) Change in non-cash working capital:

	Year ended December 31,
	2020	2019
Change in:
Trade and other receivables	$(37,720)	$3,252
Other financial assets/liabilities	4,077	12,540
Inventories	(2,867)	(11,759)
Prepaid expenses	(3,722)	(3,484)
Trade and other payables	36,247	5,613
Provisions and other liabilities	1,602	(2,590)
	$(2,383)	$3,572

(b) Non-cash transactions:

During the year ended December 31, 2020 and 2019, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities for year ended December 31, 2020 led to a net increase in related property, plant and equipment assets of $46,792 (year ended December 31, 2019 - increase of $89,408) related to lower discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $17,759 (year ended December 31, 2019 - $22,158) of capital additions related to the recognition of ROU assets and $116,233 of capital additions related to agreements with communities (year ended December 31, 2019 - $7,369).

- In 2019, immediately prior to purchasing United Copper & Moly LLC's ("UCM") remaining interest in the Rosemont project, Hudbay agreed to release UCM from repayment obligations under a Rosemont project loan in exchange for an increase in equity in Rosemont. As a result, the loan receivable balance of $25,978 was written off. Hudbay recognized the loss on write-off of the loan receivable in the income statement (refer to note 6d). In addition, in order to recognize previously unfunded contributions to the Rosemont Project due from UCM, the Company recognized an increase to other capital reserves, a component of shareholder's equity.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

31. Segmented information

Hudbay is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Company. Hudbay's main mining operations are located in Manitoba and Saskatchewan (Canada) and Cusco (Peru) and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate Hudbay's revenue. The Manitoba segment sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment consists of Hudbay's Constancia operation and sells copper concentrate and molybdenum concentrate. Hudbay's Arizona segment consists of the  Rosemont project located in Arizona. Corporate and other activities include the Company's exploration activities in Chile, and Nevada. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Hudbay's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Year ended December 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$615,699	$476,719	$-	$-	$1,092,418
Cost of sales
Mine operating costs	391,504	300,087	-	-	691,591
Depreciation and amortization	177,552	184,275	-	-	361,827
Gross profit (loss)	46,643	(7,643)	-	-	39,000
Selling and administrative expenses	-	-	-	41,408	41,408
Exploration and evaluation expenses	6,491	6,295	3,870	540	17,196
Other expenses	8,382	4,901	2,066	2,234	17,583
Results from operating activities	$31,770	$(18,839)	$(5,936)	$(44,182)	$(37,187)
Net interest expense on long term debt					82,712
Accretion on streaming arrangements					56,670
Change in fair value of financial instruments					(29,370)
Other net finance costs					31,890
Loss before tax					(179,089)
Tax recovery					(34,505)
Loss for the year					$(144,584)

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

Year ended December 31, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$537,421	$700,018	$-	$-	$1,237,439
Cost of sales
Mine operating costs	385,159	356,183	-	-	741,342
Depreciation and amortization	135,429	209,126	-	-	344,555
Gross profit	16,833	134,709	-	-	151,542
Selling and administrative expenses	-	-	-	36,170	36,170
Exploration and evaluation expenses	18,476	5,804	-	6,494	30,774
Other expenses	8,201	14,022	28,149	744	51,116
Impairment loss	-	-	322,249	-	322,249
Results from operating activities	$(9,844)	$114,883	$(350,398)	$(43,408)	$(288,767)
Net interest expense on long term debt					68,375
Accretion on streaming arrangements					69,772
Change in fair value of financial instruments					8,247
Other net finance costs					17,602
Loss before tax					(452,763)
Tax recovery					(108,953)
Loss for the year					$(343,810)

December 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$801,691	$2,535,939	$718,982	$610,033	$4,666,645
Total liabilities	562,013	973,756	76,926	1,354,144	2,966,839
Property, plant and equipment[1]	699,884	2,290,097	709,939	31,735	3,731,655
[1]Included in Corporate and Other activities is $27.5 million of property, plant and equipment that is located in Nevada.

December 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Additions to property, plant and equipment	$159,313	$208,805	$18,640	$32	$386,790

December 31, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$779,896	$2,556,895	$700,799	$423,467	$4,461,057
Total liabilities	556,267	926,642	78,988	1,051,037	2,612,934
Property, plant and equipment[1]	684,679	2,253,404	691,538	32,938	3,662,559

1Included in Corporate and Other activities is $27.3 million of property, plant and equipment that is located in Nevada.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

December 31, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Additions to property, plant and equipment	$143,418	$101,717	$38,923	$905	$284,963

Geographical Segments

The following tables represent revenue information regarding Hudbay's geographical segments for the years ended December 31, 2020 and 2019:

	2020	2019
Revenue by customer location [1]
Canada	$422,403	$418,636
China	215,278	158,795
United States	206,906	209,382
Philippines	77,575	71,506
Peru	56,437	110,411
Switzerland	55,703	162,167
Singapore	29,314	71,506
Germany	11,725	10,731
Other	17,077	24,305
	$1,092,418	$1,237,439

1 Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the customer's business office and not the ultimate destination of the product.

During the year ended December 31, 2020, eight customers accounted for approximately 36%, 17%, 13%, 7%, 7%, 5%, 5%, and 5% respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments.

During the year ended December 31, 2019, six customers accounted for approximately 24%, 9%, 9%, 8%, 5% and 5%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments.

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2020 and 2019

32. Events after the reporting period

As a result of the delay in finalizing the remaining land user agreements coupled with new, heightened, domestic travel restrictions announced on January 26, 2021 by the government of Peru, Hudbay has concluded that it no longer expects to mine four million tonnes of ore from the Pampacancha deposit by June 30, 2021. If we fail to meet this milestone, we will be required to deliver an additional 8,020 ounces of gold to Wheaton in equal quarterly installments, at prevailing market prices, starting September 30, 2021.